Exhibit 12.1

Navigant International, Inc.

Computation of Earnings to Fixed Charges

(Amounts in thousands of dollars)

	For the Years Ended
	12/28/03	12/29/02	12/30/01	12/31/00	12/26/99
Earnings:
Pre-tax income before adjustment for minority interest in coslidated subsidiaries	11,038	30,356	2,813	23,278	23,373
Fixed Charges:
Interest expense and amortization of debt issuance costs on all indebtedness	28,372	17,141	16,248	13,070	5,929
33% of rental expense deemed a reasonable factor (1)	5,064	4,931	4,158	2,958	2,289

Total Fixed Charges	33,436	22,072	20,406	16,028	8,218
Pre-tax income before adjustment for minority interest in consolidated subsidiaries plus fixed charges	44,474	52,428	23,219	39,306	31,591

Ratio of earnings to fixed charges	1.33	2.38	1.14	2.45	3.84

(1)	We believe this represents a reasonable approximation of the interest factor attributable to leases of rental property.